Exhibit 11.1

Consent of Independent Registered Public Accounting Firm

HomeUnion Holdings, Inc. and subsidiaries

Irvine, California

We hereby consent to the inclusion in this offering circular of our report dated August 12, 2016, except for the reverse stock split described in Note 1, as to which the date is November __, 2016, relating to the consolidated financial statements of HomeUnion Holdings, Inc. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the offering circular.

/s/ BDO USA, LLP

Costa Mesa, California

November 10, 2016